BB 3/8



02003568

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAFG RIA SERVICES, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gable Peritz Mishkin, LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

RECD S.E.C.
FEB 2 7 2002
535

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-14

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________________, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GABLE PERITZ MISHKIN, LLP
Certified Public Accountants

HERBERT GABLE
STANTON L. PERITZ
NELSON C. MISHKIN
RICHARD P. DAVOLI
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5


RECEIVED
FEB 27 2002
365

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of MAFG RIA Services, Inc. (a New Jersey S corporation) for the period February 1, 2001 to December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the

323 Norristown Road / P.O. Box 917 / Spring House, PA 19477
Phone (215) 628-0500 Fax (215) 628-8756

11000 Lincoln Drive West, Suite 11015 / Marlton, NJ 08053
Phone (856) 235-0810 Fax (856) 596-6121

Website: GPMLLP.net

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

Deloitte & Touche LLP

February 8, 2002


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
365
SECTION

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2001

MAFG RIA SERVICES, INC.

DECEMBER 31, 2001

CONTENTS

GABLE PERITZ MISHKIN, LLP
Certified Public Accountants

HERBERT GABLE
STANTON L. PERITZ
NELSON C. MISHKIN
RICHARD P. DAVOLI
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (a New Jersey S corporation) as of December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period February 1, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Gable Peritz Mishkin LLP

February 8, 2002

323 Norristown Road / P.O. Box 917 / Spring House, PA 19477
Phone (215) 628-0500 Fax (215) 628-8756

11000 Lincoln Drive West, Suite 11015 / Marlton, NJ 08053
Phone (856) 235-0810 Fax (856) 596-6121

Website: GPMLLP.net

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 88,499
Deposit with clearing organization		512
Receivables from non-customers		78,834
Receivable from broker-dealer		1
Prepaid income taxes		419
Due from affiliate		612,893
		$ 781,158

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 5,000
Liabilities subordinated to claims of general creditors		159,000
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1	
Additional paid-in capital	4,999	
Retained earnings	612,158	
		617,158
		$ 781,158

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF INCOME

FOR THE PERIOD FEBRUARY 1, 2001 TO DECEMBER 31, 2001

Revenues	
Fees	$ 320,926
Commissions	52,394
Interest	23,367
	396,687
Expenses	
Management administrative service fee	350,000
Licenses and fees	7,979
Professional fees	7,946
Interest	13,118
Insurance	601
Other operating expenses	132
Taxes - other	2,085
	381,861
Net income	$ 14,826

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE PERIOD FEBRUARY 1, 2001 TO DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - February 1, 2001	$ 1	$ 4,999	$ 597,332	$ 602,332
Net income	-	-	14,826	14,826
Balances - December 31, 2001	$ 1	$ 4,999	$ 612,158	$ 617,158

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

FOR THE PERIOD FEBRUARY 1, 2001 TO DECEMBER 31, 2001

Subordinated liabilities at February 1, 2001	$ 159,000
Increases (decreases)	-
Subordinated liabilities at December 31, 2001	$ 159,000

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FEBRUARY 1, 2001 TO DECEMBER 31, 2001

Cash flows from operating activities		
Net income	$ 14,826	
(Increase) decrease in assets		
Receivables from non-customers	(7,977)	
Net receivables from broker dealers	140	
Deposits with clearing organizations	26,425	
Prepaid income taxes	2,216	
Net cash provided by operating activities		$ 35,630
Cash flows from investing activities		
Net advances of loans to affiliate		(114,995)
Net increase in cash		(79,365)
Cash, February 1, 2001		167,864
Cash, December 31, 2001		$ 88,499

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Interest	$ 13,118

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of MAFG RIA Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, who are also responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

MAFG RIA Services, Inc. was incorporated in the State of New Jersey and commenced operations December 23, 1992. The Company is a wholly owned subsidiary of MAFG Consolidated, Inc. The Company is engaged primarily in the brokerage, strategic planning and investment advisory business.

Concentration of Credit Risk

The Company maintains its checking accounts with several banks. Cash balances with the banks in excess of $100,000 exceed the insurable limit as allowed by FDIC. Total cash balances with the banks did not exceed the insurable limits at December 31, 2001.

Use of Estimates

Management has made estimates and assumptions relating to the reporting of assets and liabilities and related reporting of revenues and expenses to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair values of financial instruments are made at a specific point in time based on relevant market information and information about the financial instruments for those financial instruments for which it is practical to estimate those values. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair values of cash and subordinated debt approximate the carrying value at December 31, 2001.

1. Summary of Significant Accounting Policies (Cont'd.)

Accounts Receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible.

2. Deposit with Clearing Organizations

The Company has $512 on deposit with a broker-dealer clearing organization.

3. Net Capital Requirements

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $84,431, which was $34,431 in excess of its required net capital of $50,000. The Company's net capital ratio was .06 to 1.

4. Exemptive Provision

The Company claims an exemption under Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the parent of $159,000 with interest at 8.5%. The full amount is due January 31, 2004.

6. Income Taxes

The Company, with the consent of its shareholders, elected to be taxed as a Qualified Subsidiary Subchapter S corporation for federal and state tax purposes, effective February 1, 2001. Under these provisions, the shareholders of the parent are taxed on their proportionate share of the Company's taxable income on their individual tax returns.

7. Related Party Transaction

The Company paid management fees of $350,000 to an affiliate for management advisory, consulting and administrative support services provided for the period February 1, 2001 to December 31, 2001.

8. Change in Fiscal Year

The Company, through its election to be taxed as a Qualified Subchapter S corporation, converted its year end to December 31. As a result, this statement includes only the operations of the Company for the eleven months ended December 31, 2001.

SUPPLEMENTAL INFORMATION

GABLE PERITZ MISHKIN, LLP
Certified Public Accountants

HERBERT GABLE
STANTON L. PERITZ
NELSON C. MISHKIN
RICHARD P. DAVOLI
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying financial statement of MAFG RIA Services, Inc. (a New Jersey S corporation) as of and for the period February 1, 2001 to December 31, 2001, and have issued our report thereon dated February 8, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 8, 2002 Gable Peritz Mishkin LLP

323 Norristown Road / P.O. Box 917 / Spring House, PA 19477
Phone (215) 628-0500 Fax (215) 628-8756
11000 Lincoln Drive West, Suite 11015 / Marlton, NJ 08053
Phone (856) 235-0810 Fax (856) 596-6121
Website: GPMLLP.net

SCHEDULE I

MAFG RIA SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL	
Stockholders' equity qualified for net capital	$ 617,158
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	159,000
Total capital and allowable subordinated liabilities	776,158
Deductions:	
Non-allowable assets	
Receivables from non-customers	78,834
Due from affiliate	612,893
	691,727
	$ 84,431
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Excess net capital at 1,500%	83,931
Excess net capital at 1,000%	83,931
Ratio: Aggregate indebtedness to net capital	.06 to 1

See independent auditors' supplemental report.

SCHEDULE I

MAFG RIA SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 83,391
Audit adjustments	
Record additional net revenues (expenses)	1,040
Net capital per above	$ 84,431

See independent auditors' supplemental report.